RANI THERAPEUTICS HOLDINGS, INC.

2051 Ringwood Avenue

San Jose, California 95131

August 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams

Alan Campbell

Re:	Rani Therapeutics Holdings, Inc.

Registration Statement on Form S-3

File No. 333-266444

Acceleration Request

Requested Date: August 10, 2022

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rani Therapeutics Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern Daylight Time, on August 10, 2022, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. The Company hereby authorizes each of Josh Seidenfeld and John McKenna of Cooley LLP, counsel to the Company, to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Seidenfeld of Cooley LLP at (650) 843-5862, or in his absence, John McKenna of Cooley LLP at (650) 843-5059.

[Signature page follows]

Very truly yours,

Rani Therapeutics Holdings, Inc.

/s/ Eric Groen
By:	Eric Groen
Title:	General Counsel

cc:

Josh Seidenfeld, Cooley LLP

John McKenna, Cooley LLP

[Signature Page to Acceleration Request]